Item 27. Exhibit (d) vi.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
[Springfield, MA 01111]

ANNUITY PAYMENT COMMUTATION RIDER

This Rider forms a part of the Contract to which it is attached and is effective as of the Issue Date. In case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider amends the Contract as follows:

I.	ANNUITY PAYMENT COMMUTED WITHDRAWALS

You may upon Written Request, withdraw all or a portion of the Commuted Value of any remaining Period Certain Annuity Payments, subject to the following conditions:

This Rider is only available for use with the following Annuity Options:

•	[Single Life Annuity - Period Certain for ten (10) or twenty (20) years; or

•	Joint and Survivor Life Annuity - Period Certain for ten (10) or twenty (20) years, with or without a reduction; or

•	Period Certain Annuity Only- ten (10) years or greater.]

This Rider may not be exercised:

•	prior to the Earliest Permitted Withdrawal Date as specified in this Rider;

•	after the end of the Period Certain portion of the Annuity Phase with regard to the Eligible Annuity Options listed above.

•	if the requested withdrawal would cause the remaining Annuity Payment to be less than the Minimum Annuity Payment payable under the Contract at the existing Annuity Payment frequency.

II.	By adding the following bulleted item to the list of descriptive bulleted items appearing on the cover page and last page of the Contract:

•	THIS CONTRACT MAY PROVIDE ACCESS TO THE GUARANTEED PORTION OF ANNUITY PAYMENTS.

III.	DEFINITIONS - The following is added to the DEFINITIONS section of the Contract:

COMMUTED VALUE. The Commuted Value of the remaining Period Certain Annuity Payments is calculated using the Commuted Value Formula specified on the Contract Schedule. All Commuted Values will be determined upon our receipt of a Written Request. Upon receipt of such Written Request, we will provide you with a notice of the amount payable, how the amount was determined and the impact on remaining Annuity Payments, if applicable.

ICC21-APCR	1	[09-21]

IV. COMMUTED VALUE WITHDRAWAL - The following is added to the CONTRACT SCHEDULE section of the Contract:

ANNUITY PAYMENT COMMUTED VALUE WITHDRAWALS

Earliest Permitted Withdrawal Date: [1 year] following the Annuity Date.

Minimum Partial Withdrawal Amount: [$10,000.00]

Number of Partial Withdrawals Permitted: One (1) will be allowed per lifetime of the Contract and will be available only until the end of the Period Certain of the Annuity Option.

FUTURE ANNUITY PAYMENTS

Period Certain Only Annuity Option:

Future Annuity Payments will be proportionally reduced by the ratio of the amount of the withdrawal to the Commuted Value. If the full Commuted Value is withdrawn, no future Annuity Payments will be made, and the Contract will terminate.

Life Contingent Period Certain Annuity Options:

Future Annuity Payments during the remaining Period Certain will be proportionally reduced by the ratio of the amount of the withdrawal to the Commuted Value. Any future life contingent Annuity Payments will revert to the scheduled payment amount at the end of the Period Certain as long as an Annuitant is alive.

V.	GENERAL PROVISIONS – The following are added to the GENERAL PROVISIONS section of the Contract:

SUSPENSION OR DEFERRAL OF PAYMENTS. The Company reserves the right to suspend or postpone payments for a withdrawal under this Rider for a period of up to six (6) months, subject to State Insurance Department approval, if applicable.

ANNUITY PAYMENT COMMUTATION BENEFIT SUMMARY. The Owner may, at any time while this Rider is in effect, request information on the Commuted Value of any period certain guarantee.

Signed for Massachusetts Mutual Life Insurance Company by:

[ /s/ Tokunbo Akinibajo ]	[ /s/ Roger W. Crandall ]
[SECRETARY]	[PRESIDENT]

ICC21-APCR	2	[09-21]